Mail Stop 3561

January 24, 2008

<u>Via Fax & U.S. Mail</u>

Ms. Patricia Graham
Chief Accounting Officer
PO Box 23009
Tucson, Arizona 85706

   Re: **Global Aircraft Solutions, Inc.**
     Form 10-K for the year ended December 31, 2006
     Filed April 23, 2007
     File No. 000-28575

Dear Ms. Graham:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         Linda Cvrkel
         Branch Chief